Phil Murray <phil@campgladiator.com>

Heads up on a survey!

1 message

Jeff Davidson <jeff@campgladiator.com> Sun, Dec 11, 2022 at 5:59 PM
To: Jeff Davidson <jeff@campgladiator.com>
Bcc: hq@campgladiator.com

CG Nation,

We are going to be sending a survey out to campers early this week to gather data on an interesting opportunity we have been given (crowdfunding). See the attached video for more information!

Thank you,

Jeff

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JEFF DAVIDSON
Co-Founder / Co-CEO
campGladiator.com

IMG-3115.MOV
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